COMMENTS RECEIVED ON 07/31/2020

FROM EDWARD BARTZ

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Series Emerging Markets Debt Local Currency Fund

POST-EFFECTIVE AMENDMENT NO. 179

1)

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file new legality opinions as exhibits to the registration statement.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the specific criteria the fund uses to determine that an investment is economically tied to an emerging market.

R:

The factors FMR considers in determining whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region.” In the funds’ SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of the fund’s assets in debt securities of issuers in emerging markets and other debt investments that are tied economically to emerging markets and denominated in local currencies. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth.”

C:

The Staff requests we define “local currencies.” If they are local emerging markets currencies, please disclose.

R:

We will revise the disclosure highlighted above as follows:

Normally investing at least 80% of the fund’s assets in debt securities of issuers in emerging markets and other debt investments that are tied economically to emerging markets and denominated in the local currency of the issuer.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add the fund’s credit quality policy for emerging market debt securities. If the policy includes below investment-grade debt securities, the Staff requests we include the term “junk bonds”.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality. Accordingly, we have not modified disclosure.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since China typically represents 30% or more of the MSCI Emerging Markets Index, the Staff requests we explain whether the fund will have significant exposure to China.  If so, the Staff requests we add a specific China risk or explain why such a risk is not appropriate.

R:

We do not expect that the fund will have significant exposure to China. Accordingly, we have not modified disclosure. The fund will continue to review its disclosures in light of its actual and expected portfolio holdings and will add China or other country-specific risk disclosure if holdings warrant.

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we enhance the disclosure of the risks of emerging markets to include, for example, risks related to the quality and availability of financial information and market closures, as noted in the SEC Chairman’s statement of April 21, 2020.

R:

We will add the following language to “Foreign and Emerging Market Risk”:

Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors.

9)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

Since the fund is an emerging market fund, the Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

10)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add enhanced disclosure regarding emerging market currency exposure risk.

R:

We will revise the “Currency Exposure” disclosure as follows (new language is underlined):

Currency Exposure. Because the fund is normally heavily exposed to foreign currencies, it could experience losses based solely on the weakness of foreign currencies versus the U.S. dollar and changes in the exchange rates between foreign currencies and the U.S. dollar. Currency risk may be particularly high to the extent that a fund invests in foreign currencies or engages in foreign currency transactions that are economically tied to emerging market countries. These emerging markets currency transactions may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.

11)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

12)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the fund’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the fund and its investments. If the fund believes that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in “Fund Basics ‐ Principal Investment Risks”:

Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. A fund's share price changes daily based on the performance of the underlying Fidelity® funds in which it invests. The ability of each fund to meet its investment objective is directly related to its asset allocation among underlying Fidelity® funds and the ability of those funds to meet their investment objectives. If the Adviser's asset allocation strategy does not work as intended, a fund may not achieve its objective. Shareholders should consider that no target date fund is intended as a complete retirement program and there is no guarantee that any single fund will provide sufficient retirement income at or through your retirement. The fund's share price fluctuates, which means you could lose money by investing in the fund, including losses near, at, or after the target retirement date.

In addition, the following disclosure is included in the fund’s SAI:

Disruption to Financial Markets and Related Government Intervention.  Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it remains uncertain that the U.S. Government or foreign governments will intervene in response to current or future market disturbances and the effect of any such future intervention cannot be predicted.

13)

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we explain supplementally which broad measure of market performance the fund will compare its performance to.

R:

We expect that the fund will compare its performance to the J.P. Morgan Government Bond Index Emerging Markets (GBI-EM) Global Diversified Index Unhedged USD.

14)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser will actively manage the fund’s currency exposures. The fund will normally be heavily exposed to foreign currencies, but from time to time will, but is not required to, hedge the fund's foreign currency exposures utilizing forward foreign currency exchange contracts.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

15)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the expected discontinuation of LIBOR is a principal risk of each fund. If we believe it is not, the Staff requests we explain why.

R:

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally, the fund continues to review its disclosures and update them as appropriate. At this time and given the fund’s potential or actual holdings in instruments that reference LIBOR, the continually reducing timeframe within which LIBOR will be discontinued and current market conditions, the fund determined to include disclosure regarding LIBOR transition risk in its prospectus. We believe that the risk disclosure is appropriate given that the expected impact of the discontinuation is not currently known. The fund will continue to review its disclosures and update them as the impact of the discontinuation of LIBOR becomes clearer.

16)

“Investment Details” (prospectus)

“Country or Geographic Region”

“The Adviser considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

C:

The Staff requests we explain whether any one factor is determinative and disclose further information regarding this determination of “economically tied.”

R:

No single factor is determinative and all of the factors listed may potentially factor into the Adviser’s determination about whether an investment is economically tied to an emerging market. Accordingly, we have declined to modify disclosure.